SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2003

VEOLIA ENVIRONNEMENT
 (Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Press release

Veolia Environnement joins the Dow Jones Sustainability Index

Paris, September 8, 2003

Veolia Environnement is set to become a component of the Dow Jones Sustainability World Indexes (DJSI World) and of the Dow Jones Sustainaility Stoxx Indexes (Europe) on September 22.

These indexes incorporate the world's leading companies in terms of sustainable development. These independent benchmarking tools take into account economic, environmental and social criteria. The DJSI World indexes are notably used as a benchmark by 45 socially responsible funds with assets worth €2.2 billion.

The addition of Veolia Environnement reflects the quality of the Group's commitment to sustainable development and rewards its efforts to put sustainable development at the heart of its strategy and businesses.

Veolia Environnement: “Let’s make sure that progress protects life”

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US investor contact: Brian Sullivan +(1) 401 737 4100

Press release also available on http://veoliaenvironnement-finance.com

Web site address: www.d.durable.veoliaenvironnement.com

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 9, 2003

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer